Exhibit 99.1

Kenon Schedules Full Year 2019 Results Release For Thursday, April 30, 2020

- Conference Call Scheduled for April 30, 2020 at 9:00 am Eastern Time -

Singapore, April 28, 2020. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announced today that it will be releasing its full year 2019 results on Thursday, April 30, 2020.

Kenon will also host a conference call on the same day, starting at 9:00 am Eastern Time. Kenon’s and OPC Energy Ltd.’s management will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

Singapore:	31583851
US:	888-407-2553
Israel:	03-9180644
UK:	0800-917-5108
International:	+65-31583851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 9:00 pm Singapore Time.

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com/ beginning 24 hours after the call.

Contact Info

Kenon Holdings Ltd.

Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +44 20 7659 4186